UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66196/January 20, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14652

In the Matter of

                                    :

REGENESIS CENTERS, INC.,   :

REGENEX, INC.,   :   ORDER MAKING FINDINGS AND

A.J. ROSS LOGISTICS, INC.,   :   REVOKING REGISTRATIONS BY

SOUTHERN GOURMET PRODUCTS, INC., :   DEFAULT AS TO FIVE

STATUS GAME CORP., and   :   RESPONDENTS

SUNCAST NETWORK, INC.   :

       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 5, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents were served with the OIP, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice, by December 7, 2011. See 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due by December 20, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On January 3, 2012, Respondents were ordered to show cause – by January 17, 2012 – why the registration of their securities should not be revoked by default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As of today, no Respondent has filed an Answer or shown cause why it should not be defaulted.[1]

       Regenesis Centers, Inc. (Regenesis), Regenex, Inc. (Regenex), A.J. Ross Logistics, Inc. (Ross), Southern Gourmet Products, Inc. (Southern Gourmet), and Status Game Corp. (Status Game) (collectively, Respondents) are in default for failing to file Answers to the OIP, respond to the order to show cause, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

       Regenesis (CIK No. 1317971) is a dissolved Florida corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Regenesis is delinquent in its periodic filings with the Commission, having not

---

[1] This proceeding has ended as to Respondent Suncast Network, Inc. See Regenesis Centers, Inc., Exchange Act Release No. 66185 (Jan. 19, 2012).

filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2007, which reported a net loss of $8,011 for the prior three months.

Regenex (CIK No. 863187) is a void Delaware corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Regenex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993, which reported a net loss of over $1.6 million for the prior nine months.

Ross (CIK No. 760031) is a New Jersey corporation located in Keasbey, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ross is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 1993, which reported a net loss of $547,909 for the prior three months.

Southern Gourmet (CIK No. 791302) is a dissolved Florida corporation located in Miami Lakes, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Southern Gourmet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 1993, which reported a net loss of $179,624 for the prior six months.

Status Game (CIK No. 714285) is a forfeited Delaware corporation located in Newington, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Status Game is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 1993.

In addition to repeated failures to file timely periodic reports, Respondents failed to heed the delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through the failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Regenesis Centers, Inc., Regenex, Inc., A.J. Ross Logistics, Inc., Southern Gourmet Products, Inc., and Status Game Corp., is hereby REVOKED.

_____
Cameron Elliot
Administrative Law Judge